Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

Three Months Ended
March 31, 2017
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$94
One-Third of Rents, Net of Income from Subleases	9
Preferred Stock Dividends	15

Total Fixed Charges	$118

Earnings:
Income Before Income Taxes	$396
Fixed Charges, Excluding Preferred Stock Dividends	103

Total Earnings	$499

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.23x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$153
One-Third of Rents, Net of Income from Subleases	9
Preferred Stock Dividends	15

Total Fixed Charges	$177

Earnings:

Income Before Income Taxes	$396
Fixed Charges, Excluding Preferred Stock Dividends	162

Total Earnings	$558

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.15x